Filed pursuant to Rule 433
Registration Statement No. 333-140456
Dated October 5, 2007

Foreign Exchange Strategies 12 Month Ruble Basket Binary Note Final Terms 5-Oct-07
Summary
*USD 100% Principal Protected, 1 Year Note, Indexed to the Ruble vs. an Equally Weighted basket of USD and EUR
*Principal Increases if at the end of 1 Year the Ruble has appreciated vs. the basket of USD and EUR by at least 0.5%
MTN Terms

Issuer:	Eksportfinans ASA
Type:	US MTN
Trade Date:	5-Oct-07
Settlement Date:	15-Oct-07
Maturity Date:	16-Oct-08
Notional Amount:	$5,770,000
Minimum Piece / Increment:	USD 1,000
Issue Price:	100.00%
The Aggregate Notional Amount of these Notes may be increased and if so the increased additional Notes may be sold at a different price to public.

Underwriting Fees:	0.25%
Net Proceeds:	99.75%

Principal Redemption	If Basket Performance is 0.5% or greater: 108.00%
If Basket Performance is less than 0.5%: 100%

Basket:	Basket Composition:
+1/2 US Dollar vs. Ruble based off the Spot Rate
+1/2 Euro vs. Ruble based off the Spot Rate
Basket Performance:	0.5 x ([RUB/USDi-RUB/USDf]/RUB/USDf) + 0.5 x ([RUB/EURi-RUB/EURf]/RUB/EURf)

RUB/USDi =	24.9500
RUB/EURi =	35.3000
RUB/USDf =	To be determined by Goldman Sachs on 02-OCT-08 by referencing EMTA fix.
RUB/EURf =	To be determined by Goldman Sachs on the 02-OCT-08 by referencing the ECB fix for USD/EUR at 2.15 CET and referencing EMTA.
Principal Protection:	This note is 100% principal protected at maturity
Documentation:	According to the Issuer’s US MTN Progaramme
Dealer:	Goldman Sachs & Co
Business Days:	London and New York
Business Day Convention:	Modified Following (Unadjusted)
Listing:	None
Calculation Agent:	Goldman Sachs International
CUSIP:	28264QLT9

Hypothetical Returns assuming unchanged RUB/EUR Spot Rate at Maturity:

	RUB/USDf Rate	Principal Redemption at Maturity
	23.83	108.00%
	23.95	108.00%
	24.08	108.00%
	24.20	108.00%
	24.33	108.00%
	24.45	108.00%
	24.58	108.00%
	24.70	108.00%

Index Strike at 0.5%	24.83	108.00%

Starting RUB/USD Rate	24.95	100.00%

	25.07	100.00%
	25.20	100.00%
	25.32	100.00%
	25.45	100.00%
	25.57	100.00%
	25.70	100.00%
	25.82	100.00%
	26.32	100.00%
	26.58	100.00%
Note: This Security is 100% Principal Protected at Maturity
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 -866-471-2526.